

Mail Stop 7010

October 2, 2006

via U.S. mail and facsimile

Karen R. Osar
Executive Vice President and Chief Financial Officer
Chemtura Corporation
199 Benson Road
Middlebury, Connecticut 06749

>   **Re: Chemtura Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2005**
>   **Filed March 31, 2006**
>   **Form 10-Q for the Fiscal Quarters Ended March 31, 2006 and June 30,**
>   **2006**
>   **File No. 1-15339**

Dear Ms. Osar:

        We have reviewed your response letter dated September 21, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

General

1. We note from exhibit 10.1 filed with the Form 8-K on May 18, 2006 that assets transferred to you included an Agency Agreement appointing a consulting firm as agent for Iran. Iran is identified as a state sponsor of terrorism by the U.S. State Department and subject to sanctions administered by the U.S. Commerce Department's Bureau of Industry and Security and the U.S. Treasury Department's Office of Foreign Assets Control. We note that the Form 10-K does not contain any information relating to operations in, ties to, or contacts with, Iran. Please describe your operations in, ties to, or contacts with Iran, if any, and discuss their materiality to you in light of Iran's status as a state sponsor of terrorism. Please also discuss whether the operations, ties or contacts constitute a material investment risk to your security holders. Your response should describe your current, historical and

anticipated operations in, ties to, and contacts with Iran, including through subsidiaries, affiliates, representative offices, agents and other direct and indirect arrangements.

2. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Iran. Please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value.

    For example, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies operating in Iran.

    Please also address the impact of your regulatory compliance programs, such as programs designed to prevent terrorism funding, which cover operations and contacts associated with these countries, and any internal risk assessment undertaken in connection with business in Iran.

3. We note from the carryover paragraph on pages 13 and 14 of your Form 10-K that "export controls or other regulatory restrictions could prevent [you] from shipping [your] products into and from some markets." Your Form 10-K and your website indicate that you have operations or facilities in the Middle East, Asia and Africa. Please tell us if you have contacts with Sudan, Syria or North Korea. We may have further comment.

Consolidated Statements of Operations, page 68

4. We note your response to comment 2 in our letter dated September 7, 2006. We note your statement that paragraph B116 of SFAS 144 affirmed the presentation requirements of SFAS 121; therefore, SFAS 144 did not change the classification requirements for the classification of gains and losses associated with a component of an entity that is not presented as a discontinued operation. Paragraph B116 of SFAS 144 states, "…report gains or losses recognized on long-lived assets (disposal groups)

to be sold that are <u>not components of an entity presented in discontinued operations</u> as a component of income from continuing operations. In Statement 121, the Board concluded that the <u>requirements for reporting gains or losses recognized on long-lived assets (disposal groups) to be sold should be consistent with the requirements for reporting impairment losses recognized on long-lived assets (asset groups) to be held and used</u>." [Emphasis added.] Paragraph 45 of SFAS 144 further requires such gains and losses to be included within income from operations when presented, which is consistent with paragraph 18 of SFAS 121. As previously requested, please amend your 2005 Form 10-K to restate your consolidated statements of operations to classify your disposal gains and losses on sales of long-lived assets (disposal groups) within operating profit (loss). Please also amend your June 30, 2006 Form 10-Q reclassify the loss on sale of Industrial Water Additives within operating profit (loss).

5. We note in your response to comment 3 in our letter dated September 7, 2006. As a matter of consistent classification and reporting, we maintain our position that the gain on the sale of Gustafson should be included within operating profit (loss), since you have included the equity income from Gustafson within operating profit (loss). Refer to paragraph 86 of FASB Concept Statement 6 for guidance. As previously requested, please amend your 2005 Form 10-K to restate your consolidated statements of operations to classify this gain within operating profit (loss).

6. We note your response to comment 5 in our letter dated September 7, 2006. While we recognize that the accretion of this particular pension and other post-employment benefits relate to former employees of a company disposed of by Witco prior to your acquisition of Witco, the accretion of pension and other post-employment benefits are to be recognized within operating profit (loss) regardless of the circumstances of how the expenses were incurred. As previously requested, please amend your 2005 Form 10-K to restate your consolidated statements of operations to include these expenses within operating profit (loss).

<u>General Restatement Comment</u>

7. In the comments above, we are requesting that you amend your Form 10-K for the fiscal year ended December 31, 2005 and your Form 10-Q for the fiscal quarter ended June 30, 2006. As such, please address the following items, as appropriate:
    *   If you conclude that your prior filing should not be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.
    *   Please tell us when you will file your amended Forms 10-K and 10-Q. We remind you that when you file your amended Forms 10-K and 10-Q, you should appropriately address the following:
        o An explanatory paragraph in the reissued audit opinion;
        o Full compliance with SFAS 154, paragraphs 25 and 26;

- o Fully update all affected portions of the document, including MD&A, selected financial data and quarterly financial data;
- o Updated Item 9A disclosures should include the following:
  - – A discussion of the restatement and the facts and circumstances surrounding it;
  - – How the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures;
  - – Changes to internal control over financial reporting; and
  - – Anticipated changes to disclosure controls and procedures and/or internal control over financial reporting to prevent future misstatements of a similar nature.

  Refer to Items 307 and 308(c) of Regulation S-K.
- o Updated reports from management and your independent auditors regarding your internal controls over financial reporting.
- o Updated certifications.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker at (202) 551-3691, or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief